American Petroleum Tankers Partners LP

600 W. Germantown Pike, Suite 400

Plymouth Meeting, PA 19462

November 22, 2013

VIA EDGAR

Re:	American Petroleum Tankers Partners LP
Withdrawal of Request to Withdraw Registration Statement on Form S-1
File No. 333-191848

Susan Block

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Dear Ms. Block:

American Petroleum Tankers Partners LP (the “Partnership”), acting through its general partner American Petroleum Tankers GP LLC, hereby respectfully requests the withdrawal, effective immediately, of the correspondence filed as Form RW on November 15, 2013.

If you have any questions regarding the foregoing application for withdrawal, please contact the undersigned at (610) 940-1677 or Lesley Peng of Simpson Thacher & Bartlett LLP at (212) 455-2202.

Very truly yours,

American Petroleum Tankers Partners LP

By: American Petroleum Tankers GP LLC, its general partner

By:	/s/ Philip J. Doherty
Name:	Philip J. Doherty
Title:	Chief Financial Officer

cc:	Securities and Exchange Commission

Kristin Shifflett

Amy Geddes

John Dana Brown

Simpson Thacher & Bartlett LLP

Lesley Peng